Exhibit 99.1
Press Release
Global Traffic Network, Inc. Reports Fiscal Fourth Quarter and Year-End 2007 Operating Results
Record revenue of $9.8 million for fiscal fourth quarter 2007 Record revenue of $31.7 million for fiscal 2007
NEW YORK, — Sep 24, 2007 — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced results for its fiscal fourth quarter and its fiscal year ended June 30, 2007.
Revenue for the three month period ended June 30, 2007, was $9.8 million compared to $5.6 million in 2006, an increase of 73% percent. Both of the Company’s operating segments showed significant revenue growth, with revenue from its Australian and Canadian operations up 63% and 209%, respectively, compared to the three month period ended June 30, 2006.
Adjusted Operating Income for the fiscal fourth quarter 2007 increased to $0.8 million compared to an Adjusted Operating Loss of $0.9 million for the fiscal fourth quarter 2006, an increase of $1.7 million. The Company defines Adjusted Operating Income (Loss) as operating income (loss) plus depreciation and amortization expense.
Net income for the three month period ended June 30, 2007, was $63,000, compared to a net loss of ($1.2) million in the same period of 2006.
Twelve-Month Results
For the twelve months ended June 30, 2007, revenue increased 63% to $31.7 million, from $19.5 million for fiscal 2006. The growth in revenue for the period was driven by a $9.4 million increase in the Company’s revenue from its Australian operations. In addition, revenue from the Canadian operations increased to $3.3 million from $0.5 million in the previous fiscal year.
Adjusted Operating Loss for fiscal year 2007 narrowed to $0.3 million as compared to an Adjusted Operating Loss of $2.2 million for fiscal year 2006. During fiscal 2007, the Company started to explore opportunities for expansion into several European markets and formed a subsidiary in the United Kingdom in October 2006 in anticipation of commencing United Kingdom operations. To date, the Company has not contracted to provide service to any radio or television stations in the United Kingdom. Excluding the impact of costs associated with the preliminary European expansion efforts, Adjusted Operating Income would have been $0.5 million.

For fiscal 2007, the Company’s net loss decreased to ($2.0) million from a net loss of ($3.0) million in the previous twelve month period. The Company’s net loss was impacted by $(0.8) million of expenditures related to the preliminary European expansion efforts discussed above.
Commenting on the results, William L. Yde III, President and Chief Executive Officer of Global Traffic Network said, “We are very excited about the record revenue growth in both the Canadian and Australian markets, and believe that this bodes well for our current business model as it relates to the potential success of additional markets. We have created an infrastructure which has allowed us to expand our services into new geographic regions within these markets and also provide additional products to both new and existing radio and television stations. With the successful completion of our follow-on stock offering that closed in July 2007, we are well capitalized to take advantage of opportunities in additional international markets.”
Mr. Yde added, “The Australian market, which is our most established, continues to drive our profitability. However, with our infrastructure now in place and the completion of our first full year of operations in Canada, we expect to continue to see improved results from this market going forward.”
He concluded, “With the growing demand that we have seen in both the Australian and Canadian markets and the potential for our European business, we are encouraged by the opportunities that lie ahead for Global Traffic Network. In order to continue achieving top and bottom-line growth, we intend to follow of the formula that has brought us success thus far, leveraging our infrastructure in existing markets and establishing ourselves in new markets, and we are confident in our ability to make these initiatives a success.”
Conference Call
Global Traffic Network will host a conference call at 8:30 a.m. EDT on September 24, 2006, to discuss its fiscal fourth quarter and year-end results, as well as other relevant matters. To listen to the call, dial 800-473-1292 (domestic), or 973-409-9262 (international). The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.

About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, and operates seven traffic networks in Canada. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of -pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise any forward-looking statements to reflect future events or circumstances.
SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it helps improve their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.

Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. In addition, Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), operating cash flow or similarly titled measures employed by other companies. In addition, this measure is not necessarily a measure of the Company’s ability to fund its cash needs.
The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three months and the fiscal years ended June 30, 2007 and 2006.
Reconciliation of Net Operating Income (Loss) to Adjusted Operating Income (Loss)
(numbers in thousands)

	Three Months		Fiscal Year
	Ended		Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Net operating income (loss)	$555	$(1,112)	$(1,163)	$(2,809)
Add back:
Depreciation and amortization expense	$256	$174	$907	$587

Adjusted Operating Income (Loss)	$811	$(938)	$(256)	$(2,222)

Global Traffic Network, Inc.
Income Statement Detail (Unaudited)
Three months ended June 30, 2007 and 2006

	2007	2007	2007	2007	2007
	Australia	Canada	UK**	Corporate	Total
Revenues	$8,530	$1,230	$—	$—	$9,760

Operating expenses

Traffic	2,904	1,397	220	—	4,521

News	1,522	—	—	—	1,522

TV	165	—	—	—	165

Selling, G&A	1,477	427	38	—	1,942

Corporate overhead	468	(244)	—	427	651

Non-cash compensation	—	—	—	148	148

Depreciation/amortization	188	68	—	—	256

Operating income (loss)	1,806	(418)	(258)	(575)	555

Interest expense	30	—	—	—	30

Other (income) expense	(17)	1	1	(56)	(71)

Net income (loss) before taxes	1,793	(419)	(259)	(519)	596

Income tax expense	533	—	—	—	533

Net income (loss)	$1,260	$(419)	$(259)	$(519)	$63

	2006	2006	2006	2006	2006
	Australia	Canada	UK**	Corporate	Total
Revenues	$5,231	$398	$—	$—	$5,629

Operating expenses

Traffic	2,469	1,196	—	—	3,665

News	991	—	—	—	991

TV	129	—	—	—	129

Selling, G&A	1,030	341	—	—	1,371

Corporate overhead	—	—	—	363	363

Non-cash compensation	—	—	—	48	48

Depreciation/amortization	140	34	—	—	174

Operating income (loss)	472	(1,173)	—	(411)	(1,112)

Interest expense	49	50	—	—	99

Other (income) expense	(9)	8	—	(159)	(160)

Net income (loss) before taxes	432	(1,231)	—	(252)	(1,051)

Income tax expense	135	—	—	—	135

Net income (loss)	$297	$(1,231)	$—	$(252)	$(1,186)

*	Canadian Traffic Network ULC was formed July 5, 2005.

**	Global Traffic Network (UK) Limited was formed October 19, 2006

Global Traffic Network, Inc.
Income Statement Detail (Unaudited)
Fiscal years ended June 30, 2007 and 2006

	2007	2007	2007	2007	2007
	Australia	Canada*	UK**	Corporate	Total
Revenues	$28,425	$3,274	$—	$—	$31,699

Operating expenses

Traffic	10,713	4,982	346	—	16,041

News	5,265	—	—	—	5,265

TV	529	—	—	—	529

Selling, G&A	5,265	1,873	426	—	7,564

Corporate overhead	1,771	—	—	427	2,198

Non-cash compensation	—	—	—	358	358

Depreciation/amortization	706	201	—	—	907

Operating income (loss)	4,176	(3,782)	(772)	(785)	(1,163)

Interest expense	132	38	—	—	170

Other (income) expense	(50)	(64)	1	(433)	(546)

Net income (loss) before taxes	4,094	(3,756)	(773)	(352)	(787)

Income tax expense	1,230	—	—	—	1,230

Net income (loss)	$2,864	$(3,756)	$(773)	$(352)	$(2,017)

	2006	2006	2006	2006	2006
	Australia	Canada*	UK**	Corporate	Total
Revenues	$19,007	$495	$—	$—	$19,502

Operating expenses

Traffic	9,474	1,902	—	—	11,376

News	3,636	—	—	—	3,636

TV	297	—	—	—	297

Selling, G&A	4,295	1,008	—	—	5,303

Corporate overhead	337	—	—	732	1,059

Non-cash compensation	—	—	—	53	53

Depreciation/amortization	530	57	—	—	587

Operating income (loss)	438	(2,472)	—	(775)	(2,809)

Interest expense	193	126	—	—	319

Other (income) expense	(8)	3	—	(215)	(220)

Net income (loss) before taxes	253	(2,601)	—	(560)	(2,908)

Income tax expense	88	—	—		88

Net income (loss)	$165	$(2,601)	$—	$(560)	$(2,996)

*	Canadian Traffic Network ULC was formed July 5, 2005.

**	Global Traffic Network (UK) Limited was formed October 19, 2006

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	June 30,
	2007	2006
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$7,278	$14,649
Accounts receivable net of allowance for doubtful accounts of $93 and $11 at June 30, 2007 and 2006	8,482	4,715
Prepaids and other current assets	462	350
Income tax receivable	—	26
Deferred tax assets	173	134

Total current assets	16,395	19,874
Property and equipment, net	6,568	4,188
Intangibles	354	29
Deferred offering costs	258	—
Deferred tax assets	139	87
Other assets	126	110

Total assets	$23,840	$24,288

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Bank overdraft line of credit	$—	$611
Accounts payable and accrued expenses	6,032	3,872
Deferred revenue	25	—
Income taxes payable	1,121	132
Current portion of long term debt	668	557
Current portion of shareholder notes payable	—	2,000

Total current liabilities	7,846	7,172
Long term debt, less current portion	822	1,286
Other liabilities	339	222

Total liabilities	9,007	8,680
Shareholders’ Equity
Common stock, $.001 par value; 100,000,000 shares authorized; 12,870,000 shares issued and outstanding as of June 30, 2007 and 2006	13	13
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of June 30, 2007 and 2006	—	—
Additional paid in capital	18,527	18,169
Accumulated other comprehensive income	1,198	314
Accumulated deficit	(4,905)	(2,888)

Total shareholders’ equity	14,833	15,608

Total liabilities and shareholders’ equity	$23,840	$24,288

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended		Year Ended
	June 30		June 30
	2007	2006	2007	2006
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$9,760	$5,629	$31,699	$19,502

Operating expenses	6,208	4,785	21,835	15,309
Selling, general and administrative expenses	2,741	1,782	10,120	6,415
Depreciation and amortization expense	256	174	907	587

Net operating loss	555	(1,112)	(1,163)	(2,809)
Interest expense	30	99	170	319
Other (income) (including interest income of $471, $189 and 7 for the years ended June 30, 2007, 2006 and 2005)	(71)	(160)	(546)	(220)

Net income (loss) before income taxes	596	(1,051)	(787)	(2,908)
Income tax expense (benefit)	533	135	1,230	88

Net loss	$63	$(1,186)	$(2,017)	$(2,996)

Income (loss) per common share:
Basic	$0.00	$(0.09)	$(0.16)	$(0.31)
Diluted	$0.00	$(0.09)	$(0.16)	$(0.31)
Weighted average common shares outstanding:
Basic	12,870,000	12,663,297	12,870,000	9,621,260
Diluted	13,037,830	12,663,297	12,870,000	9,621,260
SOURCE: Global Traffic Network, Inc.
At KCSA Worldwide:
Todd Fromer / Lee Roth
212-682-6300
tfromer@kcsa.com/lroth@kcsa.com
or
At Global Traffic Network, Inc.:
Scott Cody, 212-896-1255
Chief Financial Officer & Chief Operating Officer
scott.cody@globaltrafficnet.com